SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 9)


                                  NESTOR, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    641074505
             -------------------------------------------------------
                                 (CUSIP Number)


                      William B. Danzell, Managing Director
                           Silver Star Partners I, LLC
                                    Suite 300
                            The Professional Building
                                2 Corpus Christi
                          Hilton Head Island, SC 29928
                                 (843) 785-2929
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 17, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                               (Page 1 of 6 Pages)

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1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 641074505                   13D
-------------------

================================================================================
1. NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Silver Star Partners I, LLC
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
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3. SEC USE ONLY


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4. SOURCE OF FUNDS

      WC
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)
                                                                             |-|
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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NUMBER OF         7.    SOLE VOTING POWER
SHARES
BENEFICIALLY            9,851,430
OWNED BY          --------------------------------------------------------------
EACH              8.    SHARED VOTING POWER
REPORTING
PERSON                  -0-
WITH              --------------------------------------------------------------
                  9.    SOLE DISPOSITIVE POWER

                        9,851,430
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                        -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,851,430
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |X|
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

      OO
================================================================================

      This Amendment amends and restates the statement on Schedule 13D, as amended, of Silver Star Partners I, LLC, filed with the Securities and Exchange Commission on April 15, 2003 relating to the common stock, par value $0.01 per share, of Nestor, Inc., a Delaware corporation.

ITEM 1. SECURITY AND ISSUER.

Nestor, Inc. ("Nestor"), 42 Oriental Street, Third Floor, Providence, Rhode Island 02908

Common stock, par value $0.01 per share.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The person filing this Statement is Silver Star Partners I, LLC, a Delaware limited liability company ("Silver Star"). William B. Danzell is the Managing Director of Silver Star.

      (b) The business address of Silver Star and of Mr. Danzell is Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29928.

      (c) The principal business of Silver Star is investing in securities in order to achieve certain investment objectives. Mr. Danzell, the Managing Director of Silver Star, is a director of Nestor and was until May 17, 2007 its Chief Executive Officer. Mr. Danzell is the founder and President of Danzell Investment Management, Ltd., an investment management firm, located at Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29928.

      (d) Neither Silver Star nor Mr. Danzell has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither Silver Star nor Mr. Danzell has been during the last five years a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to federal or state securities laws or finding any violation of such laws.

      (f) Silver Star is a Delaware limited liability company and Mr. Danzell is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Silver Star has used working capital to purchase shares of Nestor's common stock. Silver Star used working capital to purchase as of April 1, 2007 $250,000 principal amount of the Variable Rate Senior Notes due May 25, 2011 issued by Nestor Traffic Systems, Inc. (the "issuer"), a wholly owned subsidiary of Nestor, Inc. See Item 5.

ITEM 4. PURPOSE OF TRANSACTION.

      Silver Star has acquired Nestor's common stock for investment purposes, with a view to controlling Nestor, and currently has elected 4 of the 8 members of Nestor's board of directors. The following directors are affiliates of Silver
Star: Mr. Danzell, David N. Jordan, Theodore Petroulas and George Ball.

Although it reserves the right to review and change its plans and proposals for Nestor, Silver Star is considering acquiring additional shares of Nestor's common stock through open market purchases and, as set forth in paragraph (2) below, also is considering selling all or substantially all its shares.

      Except as set forth in paragraphs (1) and (2) below, Silver Star presently has no plans or proposals which relate to or would result in:

      (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Nestor or any of its subsidiaries;

      (b) A sale or transfer of a material amount of assets of Nestor or any of its subsidiaries;

      (c) Any change in the present board of directors or management of Nestor, including any plans or proposals to change the number or term of directors or to fill any existing vacancies;

      (d) Any material change in the present capitalization or dividend policy of Nestor;

      (e) Any other material change in Nestor's business or corporate structure;

      (f) Changes in Nestor's charter or bylaws, or other actions which may impede the acquisition of control of Nestor by any person;

      (g) Causing a class of securities of Nestor to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (h) A class of equity securities of Nestor becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (i) Any action similar to any of those enumerated above, except:

      (1) Silver Star is engaged in preliminary discussions with unaffiliated third parties (who it believes can provide Nestor with broad management and access to necessary financing) for the sale of all or substantially all of the shares it beneficially owns, with a view to maximizing the interests of all Nestor shareholders, including Silver Star and its limited partners. Such a sale could result in a change of control of Nestor; and

      (2) Silver Star also may nominate and use its voting power at the forthcoming annual meeting to elect up to 3 directors, including Mr. Danzell.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a), (b) As of the date hereof, based upon 20,421,816 shares of common stock outstanding as of March 26, 2007, Silver Star is the beneficial owner of 9,851,430 shares of common stock of Nestor, or about 48.2%, excluding:

      o 110,677 shares, or less than 1%, in investment management accounts over which Mr. Danzell has discretionary power of attorney; 10,400, or less than 1%, beneficially owned by Mr. Danzell, including his retirement account; and Mr. Danzell has an 8.2867% interest in Silver Star, equivalent to about 816,358 shares, or about 4.0%; and a retirement account of Mr. Danzell has a 0.3519% interest in Silver Star, equivalent to about 34,706 shares, or less than 1%.

      o a stock option held by Mr. Danzell to purchase 100,000 shares at $4.95 per share as of December 31, 2004 and an additional 400,000 shares exercisable as to 200,000 shares at $4.95 per share on December 31, 2005 and on December 3, 2006; and another stock option held by Mr. Danzell to purchase an additional 500,000 shares at $4.95 per share exercisable on the earlier of October 13, 2012 or on different dates on which the 10-day average reported market price of the shares exceeds the exercise price by specified percentages.

      By virtue of his position as Managing Director of Silver Star, Mr. Danzell may be deemed the beneficial owner of the shares held by Silver Star, but he disclaims beneficial ownership of such shares.

      o     additional shares held by other partners of Silver Star, as follows:
            David Jordan, 21.2665%, equivalent to about 2,095,054 shares, or about 10.3%; and Peter Danzell, Mr. Danzell's brother, 0.0080%, equivalent to about 788 shares, or less than 1%.

      Mr. Danzell also is Managing Director of Foundation Partners I, LLC, which has a beneficial interest of 6.86% in Silver Star; Mr Danzell has an 0.24% beneficial interest in Foundation Partners. Foundation Partners purchased $750,000 in principal amount of the Notes. Mr. Danzell disclaims beneficial ownership of shares benefically owned indirectly by Foundation Partners.


NOTE: The beneficial ownership of Silver Star and of the persons, including Mr. Danzell, whose beneficial ownership is a percentage of the beneficial ownership of Silver Star, is as of April 1, 2007; the beneficial ownership of Mr. Danzell is as of December 7, 2006.


      (c) See Item 6.

      (d),(e) None/not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As of April 1, 2007, Silver Star purchased $250,000 principal amount of the Variable Rate Senior Notes due May 25, 2011 of Nestor Traffic Systems, Inc., a wholly owned subsidiary of Nestor, Inc., at the first closing (of $1.5 million), with the second closing (of up to $1.5 million) to occur when the issuer gives notice of the entry into new contracts for at least 8 Speed Units, prior to December 31, 2007. The issuer will make qualifying payments on the Notes quarterly in arrears based on the number of citations issued ("Citation Payments")pursuant to any contract (entered into prior to April 1, 2007 and after October 1, 2006)or new contract (entered into after April 1, 2007) comprising not more than 16 Speed Units for the operation of Speed Units and the issuance of citations to motor vehicle operators who violate the speed laws. At maturity, the issuer will pay all outstanding principal together with all accumulated but unpaid Citation Payments (plus any amount required to make the minimum annual return equal to 10% per annum). The issuer may prepay all, but not less than all, the Notes at any time, at 100% if 81,600 required hours of operation of Speed Units for each $1.5 million in Notes have been achieved or 110% if the required hours of operation have not been achieved. The issuer will pay all costs and expenses of the Note transaction up to $12,000 for the first closing (and $5000 for the second closing), including the administrative, organizational, legal, printing, research, mailing and other related costs of Danzell Investment Management Ltd.; the issuer also will pay Danzell Investment Management Ltd. a finder's fee of up to 6% of the face value of the Notes. If an Event of Default, as defined, occurs, all outstanding Notes will automatically become immediately due and payable.

      At this time, there are no other contracts, arrangements, understandings or relationships between Silver Star and any other person with respect to securities of the Nestor or its subsidiaries.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement, as amended, is true, complete and correct.

                               SILVER STAR PARTNERS I, LLC


Date: May 23, 2007             By: /s/ William B. Danzell
                                   -----------------------------------------
                                   Name:  William B. Danzell
                                   Title: Managing Director